Exhibit 99.3

EVOGENE LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 10, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Ofer Haviv and Polina Ravzin, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares, par value 0.2 New Israeli Shekels, of Evogene Ltd. (“Evogene” or the “Company”) held of record in the name of the undersigned at the close of business on Monday, October 12, 2026, at the Company’s Special General Meeting of Shareholders, as it may be adjourned from time to time (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Tuesday, November 10, 2026, at 1:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders (the “Notice”) and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges receipt of the Notice and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this proxy will be voted FOR each such proposal. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

PLEASE NOTE: BY VOTING, WHETHER BY MEANS OF THE ENCLOSED PROXY CARD, VIA TELEPHONE OR INTERNET VOTING, YOU WILL BE DEEMED TO CONFIRM TO THE COMPANY THAT YOU DO NOT HAVE A PERSONAL INTEREST IN PROPOSAL NO. 3 AND THAT YOU ARE NOT A CONTROLLING SHAREHOLDER UNDER THE COMPANIES LAW (AN “INTERESTED SHAREHOLDER”). IF YOU ARE AN INTERESTED SHAREHOLDER, PLEASE NOTIFY POLINA RAVZIN, VP FINANCE, AT C/O EVOGENE LTD., 13 GAD FEINSTEIN STREET, PARK REHOVOT, REHOVOT 7638517, ISRAEL, OR EMAIL (POLINA.RAVZIN@EVOGENE.COM) (IN WHICH CASE YOUR VOTE WILL ONLY COUNT FOR OR AGAINST THE ORDINARY MAJORITY, AND NOT FOR OR AGAINST THE SPECIAL MAJORITY, REQUIRED FOR APPROVAL AND ADOPTION OF PROPOSAL 3). PLEASE SEE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE VOTE.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

november 10, 2026

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

	FOR	AGAINST	ABSTAIN
1. The approval of the election to the Company’s board of directors, or the Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of the initial shareholder directors, consisting of: (i) Oz Adler; and (ii) Dr. Adi Zuloff-Shani.	☐	☐	☐
2. Subject to the approval of Proposal No. 3, the election to the Company’s Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of the additional shareholder directors, consisting of: (i) Itay Maroz; and (ii) Shahar Zadok.	☐	☐	☐
3. The approval of a cooperation agreement, or the Cooperation Agreement, between L.I.A. Pure Capital Ltd., Invest-Pro Shukai Hon Ltd., on one hand, and the Company, on the other hand, in the form attached as Annex A to the Proxy Statement.	☐	☐	☐

To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.